Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

EcoBlu Products, Inc.

(formerly N8 Concepts, Inc.)

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File #333-164345 filed January 15, 2010) of our audit report dated October 12, 2010, appearing in the Annual Report on Form 10-K of EcoBlu Products, Inc. as of and for the year ended June 30, 2010 and to the reference to our firm in this Registration Statement.

/s/Cordovano and Honeck LLP

Englewood, Colorado

October 13, 2010